

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 20, 2010

<u>via U.S. mail and facsimile</u>

David E. Berges, Chief Executive Officer
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut 06901-3238

   RE: Hexcel Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed February 12, 2009
      File No. 001-08472

Dear Mr. Berges:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Terence O'Brien
        Accounting Branch Chief